Form 3 - Submission - Change in Officers / Directors / Trustees

Issuer:		Richmont Mines Inc.
Symbol:		RIC

Civil Title:	Mrs.
First Name:	Nicole
Middle Name:
Surname:	Veilleux
Date of Birth (MM/DD/YYYY):
Has a PIF been submitted:	No	When:

Type of Change:	Position Title	Effective Date
New	Financial Director	03/01/2006

Filed on behalf of the Issuer by:

Name:	Jean-Yves Laliberte
Phone:	8197972435
Email:	laliberte@richmont-mines.com
Submission Date:	04/10/2006 14:02:30
Last Updated:	04/10/2006 14:02:30